UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2011

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA

Third quarter results 2011

Angel Cano, BBVA’s President & COO

October 26th 2011

BBVA

3Q11 Results / October 26th 2011

Disclaimer

This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications.

This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and others factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and intentions.

The contents of this statement must be taken into account by any persons or entities that may have to make decisions or prepare or disseminate opinions about securities issued by BBVA and, in particular, by the analysts who handle this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission.

Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.

BBVA

3Q11 Results / October 26th 2011

A quarter in which volatility and uncertainty have further increased

Eurostoxx 50 vs Eurostoxx 50 Banks

Eurostoxx 50

Eurostoxx 50 Banks

1600

1400

1200

1000

800

600

400

200

0

Jan-10

Mar-10

May-10

Jul-10

Sep-10

Nov-10

Jan-11

Mar-11

May-11

Jul-11

Sep-11

BBVA

3Q11 Results / October 26th 2011

In the present environment attention centres on three aspects …

1 Capital adequacy

2 Funding

3 Ability to generate earnings

BBVA

3Q11 Results / October 26th 2011

BBVA highlights

1 Capital adequacy

Capital

A) Substantial ability to generate capital organically B) Lower leverage than our peers C) A track record of prudent and anticipatory management

Risks

Stability despite deteriorating context of sector’s asset quality

BBVA

3Q11 Results / October 26th 2011

A) Substantial ability to generate capital organically

Core capital

BBVA Group (%)

Quarterly organic generation of core capital

BBVA Group (Basis points)

5.8

3.2

2.3

-1.6

-0.6

9.1

+15bp in the quarter

Dec. 07 Organic generation Capital increase* M&A transactions**

Other Sep. 11

50.00

40.00

30.00

20.00

10.00

0.00

1Q08 3Q08 1Q09 3Q09 1Q10 3Q10 1Q11 3Q11

Organic generation with simultaneous increase in RWAs (+€53bn during the crisis)

Highly resilient operating income that could absorb sharp increases in provisions

*Includes conversion of convertible bonds

** Acquisition of Fórum, Garanti y Credit Uruguay

BBVA

3Q11 Results / October 26th 2011

B) Lower leverage than our peers

RWAs / Total assets

BBVA Group vs Peer Group (Dec.10, %)

EBA capital* / total tangible assets

BBVA Group vs Peer Group (Dec.10, %)

Capital needed to match BBVA’s ratio

BBVA Group vs Peer Group (Dec.10, €bn)

BBVA Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 Peer 11 Peer 12 Peer 13 Peer 14

57 50 50 49 45 41 35 32 30 30 27 23 21 18 15

Peer 1 BBVA Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 Peer 11 Peer 12

4.8 4.6

4.2 4.1

3.9 3.6

3.5 3.5

2.8 2.7

2.5 2.0

1.6

Peer 12 Peer 11 Peer 10 Peer 9 Peer 8 Peer 7 Peer 6 Peer 5 Peer 4 Peer 3 Peer 2 BBVA

Peer 1

56 41 35 33 24 18 12 8 6 5 3 0 -4

Peer Group: BARCL, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS , SAN, SG, UBS, UCI . * CASA: core capital published in december 2010

BBVA

3Q11 Results / October 26th 2011

C) A track record of prudent and anticipatory management

2008 2009 2010 2011

€1bn Preferred shares issuance

€0.8bn sale & leaseback retail network

€2bn Convertible bond issuance

Dividend pay-out reduced to 30%

€5bn Capital increase (Garanti)

Retention of additional sources of capital

Script dividend option

Early conversion of convertible bonds

BBVA

3Q11 Results / October 26th 2011

Risk: stable NPAs despite deteriorating context of sector’s asset quality …

Gross additions to NPA status

BBVA Group (€m)

Recoveries / additions

BBVA Group (%)

3,051 3,852 2,804 3,713 2,918

3Q10 4Q10 1Q11 2Q11 3Q11

69 64 67 67 64

3Q10 4Q10 1Q11 2Q11 3Q11

Balance of NPAs

BBVA Group (€m)

15,563 15,686 15,528 15,791 15,972

3Q10 4Q10 1Q11 2Q11 3Q11

BBVA

3Q11 Results / October 26th 2011

... whilst our main risk indicators are also stable

NPA & coverage ratios

BBVA Group (%)

Cumulative risk premium

BBVA Group (%)

Coverage ratio

62 62 61 61 60

4.1 4.1 4.1 4.0 4.1

NPA ratio

Sep.10 Dec.10 Mar.11 Jun.11 Sep.11

1.5

1.3

1.1

2009 2010 2011

BBVA

3Q11 Results / October 26th 2011

BBVA highlights

2 Funding

Solid position to face 2012:

The highest ratio of deposits / assets in the peer group with reduced liquidity gap

Low wholesale redemptions compared to peer group

BBVA

3Q11 Results / October 26th 2011

Solid Group funding position…

Customer deposits / total assets BBVA Group vs Peer Group

(1H11, %)

Lending / deposits BBVA Group

(%)

BBVA Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 Peer 11 Peer 12 Peer 13 Peer 14

49 49 46 44 41 38 36 33 31 30 29 29 29 26 25

130

122

Sep.10 Sep.11

Peer Group: BARCL, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS , SAN, SG, UBS, UCI .

BBVA

3Q11 Results / October 26th 2011

… and performance and outlook for the euro balance sheet are good

Positive trends in 2011

2011 funding needs already covered

Reduction in liquidity gap:

-€20bn (Sep.11 vs May.10)

Customer funds on balance sheet improve

+€37bn (Sep.11 vs May.10)

Good outlook for 2012

Wholesale redemptions BBVA Group vs Peer Group (€bn)

Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 Peer 11 Peer 12 Peer 13 Peer 14 BBVA

51 256 308

91 174 265

56 198 254

63 153 217

41 166 208

43 148 191

37 134 170

30 131 161

34 126 160

27 127 154

28 123 151

22 124 146

23 93 116

26 88 114

11 58 69

2012

>2012

Peer Group: BARCL, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS , SAN, SG, UBS, UCI . BBVA data from in-house sources.

Source: Bloomberg July 20th prior to change in calculation method.

BBVA

3Q11 Results / October 26th 2011

BBVA highlights

3 Ability to generate earnings

Resilience and quality of net interest income

Net trading income affected by market volatility

Loan loss provisioning in line with recent quarters and stability in risk indicators

BBVA

3Q11 Results / October 26th 2011

Positive performance of recurrent revenue

Gross income

BBVA Group (€m)

Gross income excluding dividends and NTI

BBVA Group (€m)

-5.7%

15,964

15,052

9M10 9M11

+1.8%

+0.8%

4,520 4,467 4,488 4,566 4,602

564 479 775 595 25

3Q10 4Q10 1Q11 2Q11 3Q11

Gross income excluding NTI and dividends NTI + div.

Highlights

Resilience and quality of net interest income

Net trading income affected by market volatility

BBVA

3Q11 Results / October 26th 2011

Resilience and quality of net interest income

Net interest income

BBVA Group (€m)

+1.3%

+2.2%

3,245 3,286 3,175 3,215 3,138

3Q10 4Q10 1Q11 2Q11 3Q11

YoY change: 9M11/9M10

Emerging mkts

+17.0%

Developed mkts

-11.3%

BBVA

3Q11 Results / October 26th 2011

Net trading income affected by market volatility

Net trading income (NTI)

BBVA Group

Quarterly average and quarter-on-quarter (€m)

386

474

752

336

-25

2009 2010 1Q11 2Q11 3Q11

Highlights

Business focused on customers in a context of declining activity

Significant falls in asset prices impact on mark to market portfolios

No extraordinary contributions

Absence of NTI in a context of weakening markets

Negative impact mainly affects euro balance sheet and is less marked in Mexico and South America

BBVA

3Q11 Results / October 26th 2011

Costs in line with previous quarters

Costs

BBVA Group (€m)

+8.8%

-0.7%

+5.1% excl. Garanti

2,325 2,479 2,461 2,262 2,359

3Q10 4Q10 1Q11 2Q11 3Q11

Contained in developed economies and matching the growth cycle in emerging ones

BBVA

3Q11 Results / October 26th 2011

Provisioning in line with recent quarters

Impairment losses

BBVA Group (€m)

-23.9%

-6.0%

1,187 1,112 1,023

962 904

3Q10 4Q10 1Q11 2Q11 3Q11

Decline is the result of lower provisioning in the USA and unchanged in Spain

BBVA

3Q11 Results / October 26th 2011

Resilience and solid fundamentals in difficult times

(€m)

BBVA Group

Net Interest Income Gross Income Operating Income Income Before Tax Net Attributable Profit

Accum. Growth 9M11 / 9M10 9M11 Abs. %

9,676 -506 -5.0% 15,052 -912 -5.7% 7,753 -1,569 -16.8% 4,145 -1,115 -21.2% 3,143 -525 -14.3%

ROE: 11.3% RORWA:1.5% ROA: 0.8%

BBVA

3Q11 Results / October 26th 2011

Geographic areas: highlights

Spain Improved spreads, stable net interest income and risk contained one more quarter

EurAsia Dynamism in Asia and Turkey and resilience in WB&AM Europe in line with previous quarters

Mexico Dynamism in business and earnings, especially in the retail segment. The risk premium is stable.

South America Strong growth of business and revenue, supported by diversification,

with the Group’s best risk indicators.

United States Selective growth of business, good performance of retail net interest income and provisioning is declining

Wholesale banking Diversification and resilience of revenue from customers in an especially complicated quarter in the markets

BBVA

3Q11 Results / October 26th 2011

Spain: stabilisation of net interest income

Customer spread*

Quarter-on-quarter (%)

Net interest income

Quarter-on-quarter (€m)

+15 bp

2.2%

1.8%

1.6%

1.7%

1.8%

1.8%

2Q10 3Q10 4Q10 1Q11 2Q11 3Q11

1,178

1,143

1,109

1,102

1,096

3Q10 4Q10 1Q11 2Q11 3Q11

With market share gains in lending and deposits

* Excl. markets

BBVA

3Q11 Results / October 26th 2011

Spain: risk indicators under control

Balance of NPAs

BBVA Spain (€m)

NPA & coverage ratios

(%)

11,273 11,289 11,030 11,240 11,322

Sep.10 Dec.10 Mar.11 Jun.11 Sep.11

Coverage ratio

47 44 43 43 42

4.8 4.8 4.8 4.7 4.9

NPA ratio

Sep.10 Dec.10 Mar.11 Jun.11 Sep.11

Cum. Spec. risk premium

0.9 1.0 0.7 0.7 0.7

Risks stable while system keeps deteriorating

BBVA

3Q11 Results / October 26th 2011

Spain: income statement

(€m)

Spain

Net Interest Income Gross Income Operating Income Income Before Tax Net Attributable Profit

Accum. Growth 9M11 / 9M10 9M11 Abs. %

3,308 - 426 -11.4%

4,900 -561 -10.3%

2,806 -583 -17.2%

1,633 -1,019 -38.4%

1,162 -719 -38.2%

BBVA

3Q11 Results / October 26th 2011

EurAsia: growing contribution to the group

Gross income - Rest of Europe

(€m)

+82.7%

478

872

9M10 9M11

Gross income - Asia

(€m)

+68.5%

265 447

9M10 9M11

Breakdown of gross income - EurAsia

(%)

34%

66%

Asia

Rest of Europe

Dynamism in Asia and Turkey and resilience in wholesale banking in Europe, in line with previous quarters

Note: Rest of Europe includes Turkey

BBVA

3Q11 Results / October 26th 2011

EurAsia: income statement

(€m)

EurAsia

Net Interest Income Gross Income Operating Income Income Before Tax Net Attributable Profit

Accum. Growth 9M11 / 9M10 9M11 Abs. %

516 +269 n.s.

1,319 +576 77.6%

887 +359 67.9%

837 +342 69.1%

705 +287 68.6%

BBVA

3Q11 Results / October 26th 2011

Mexico: growth in all main items

Lending

YoY growth

(Average balances, %)

+8.9%*

6.4%

23.7%

17.9%

Mortgages*

Cards + Consumer

SMEs

Customer funds

YoY growth

(Average balances, %)

+9.6%

10.3%

11.5%

Transact.+Time deposits

Mutual Funds

* Excluding old residential portfolio

BBVA

3Q11 Results / October 26th 2011

Mexico: income growing at good pace

Net interest income

(Constant €m)

+6.0%

2,712

9M10

2,874

9M11

Retail net interest income

(Constant €m)

+12.9%

2,129

9M10

2,404

9M11

Wholesale Bkg. net interest income

(Constant €m)

+1.5%

183

9M10

186

9M11

The highest ratio of net interest income to ATAs in its peer group

Peer Group: Banamex, Banorte, HSBC, Santander y Scotiabank. Local accountability. August 2011. Source CNBV

BBVA

3Q11 Results / October 26th 2011

Mexico: improvement in provisioning

Loan-loss provisions

(Constant €m)

-3.2%

945

9M10

914

9M11

Cumulative risk premium

(%)

3.9 3.6 3.4 3.4 3.4

Sep.10 Dec.10 Mar.11 Jun.11 Sep.11

BBVA

3Q11 Results / October 26th 2011

Mexico: income statement

(Constant €m)

Mexico

Net Interest Income

Gross Income

Operating Income

Income Before Tax

Net Attributable Profit

Accum. Growth 9M11 / 9M10 9M11 Abs. %

2,874 +162 6.0%

4,208 +136 3.3%

2,686 +4 0.1%

1,722 +28 1.7%

1,275 +37 2.9%

BBVA

3Q11 Results / October 26th 2011

South America: revenues are growing faster

Lending and customer funds

Change: Sep.11 / Sep.10 (Average balances, %)

30.8

Lending

26.2

Cust. funds on balance sheet

Net interest income

(Constant €m)

+28.4%

1,757

9M10

2,255

9M11

Gross income

(Constant €m)

+19.0%

2,700

9M10

3,214

9M11

Record net interest income in quarter

BBVA

3Q11 Results / October 26th 2011

South America: best risk indicators in the BBVA Group

NPA & coverage ratios

(%)

Coverage ratio

139 130 134 138 140

2.4 2.5 2.5 2.4 2.3

NPA ratio

Sep.10 Dec.10 Mar.11 Jun.11 Sep.11

Loan-loss provisions

(Constant €m)

+10.3%

290

9M10

320

9M11

Cum. Risk premium

1.5% 1.3%

BBVA

3Q11 Results / October 26th 2011

South America: income statement

(Constant €m)

South America

Net Interest Income

Gross Income

Operating Income

Income Before Tax

Net Attributable Profit

Accum. Growth 9M11 / 9M10 9M11 Abs. %

2,255 + 498 28.4%

3,214 + 514 19.0%

1,751 + 211 13.7%

1,385 + 155 12.6%

754 + 76 11.2%

BBVA

3Q11 Results / October 26th 2011

United States: selective growth of business

Lending

Individuals and companies*

Re Constr.

-Resid+Commer.

+7% -37%

YoY change. Average balances

Customer funds

Unremunerated Remunerated

+6% -21%

YoY change. Average balances

Mkt share of lending

YoY change (Basis points)

6 14 -16

Lending ex CRE

Residential

Commercial RE

Market share gains in lending

Cost of customer deposits

(%)

0.62%

0.58% 0.54%

0.51%

0.42%

3Q10 4Q10 1Q11 2Q11 3Q11

Lower cost of deposits

Information on this slide related to Compass BG. * Excluding RE Constr. – Resid + Commer

United States: improvement in customer spread

BBVA

3Q11 Results / October 26th 2011

Customer spread*

(%)

3.86 3.90 3.92 3.92 3.94

3Q10 4Q11 1Q11 2Q11 3Q11

Retail net interest income

(Constant €m)

+2.7%

1,018

9M10

1,045

9M11

Wholesale Bkg. net interest income

(Constant €m)

-23.7%

150

9M10

114

9M11

* Compass BG

BBVA

3Q11 Results / October 26th 2011

United States: risk levels continue to improve

Loan-loss provisions

(Constant €m)

- 39.4%

471

9M10

286

9M11

Cum. risk premium

1.6% 1.0%

NPA & coverage ratios

(%)

Coverage ratio

59 61 64 67 69

4.6 4.4 4.5 4.2 3.9

NPA ratio

Sep.10 Dec.10 Mar.11 Jun.11 Sep.11

In the quarter

Gross additions: -40%

Recoveries / additions: 93%

BBVA

3Q11 Results / October 26th 2011

United States: income statement

(Constant €m)

USA

Net Interest Income

Gross Income

Operating Income

Income Before Tax

Net Attributable Profit

Accum. Growth 9M11 / 9M10 9M11 Abs. %

1,182 - 118 -9.1%

1,711 - 136 -7.3%

613 - 168 -21.5%

305 + 9 3.2%

218 + 3 1.5%

Attributable net profit excluding New York: +39.4%

BBVA

3Q11 Results / October 26th 2011

Wholesale banking: recurrence and diversification of revenue

Gross income by geographic area

9M11 (%)

Asia

Europe

USA

Mexico

South America

4%

51%

11%

16%

18%

Gross income by products

9M11 (%)

Global transactional banking

Global lending

Corporate finance

Asset Management

Credit

FX

Equity

Interest rates

21%

30%

1%

6%

7%

5%

8%

22%

BBVA

3Q11 Results / October 26th 2011

Wholesale banking: C&IB and GM

Corporate & Investment Banking

Lending, net interest income and fee income (Year-on-year change, %)

0.2% 3.4% 5.9%

Lending NII Fee income

Dynamic revenue

Global Markets

Source of income (%)

Trading income

Customer franchise

37

63

YOY change

24

76

-36%

+17%

9M10 9M11

GM, gross income, Sep.11/Sep.10: -5.3%

Strengthening the customer franchise

BBVA

3Q11 Results / October 26th 2011

Wholesale banking: income statement

(Constant €m)

Wholesale Banking

Gross Income

Operating Income

Income Before Tax

Net Attributable Profit

Accum. Growth 9M11 / 9M10 9M11 Abs. %

2,077 - 44 -2.1%

1,372 - 139 -9.2%

1,304 - 155 -10.6%

862 - 116 -11.8%

BBVA

3Q11 Results / October 26th 2011

3Q11 highlights

Capital adequacy

Funding

Ability to generate earnings

A) Capital:

Substantial ability to generate capital organically

Much lower leverage than our competitors

A track record of prudent and anticipatory management of capital B) Risks:

Stability in a scenario of further deterioration of asset quality

Solid foundations to face 2012

Resilience and quality of net interest income

Net trading income affected by market volatility

Provisioning and risk indicators under control

BBVA

Third quarter results 2011

Angel Cano, BBVA’s President & COO

October 26th 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 27, 2011	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer